EXHIBIT 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho Vice President, Corporate Development Ph: 011-852-2170-0001 betty@ljintl.com	Haris Tajyar Managing Partner Ph: 818-382-9702 htajyar@irintl.com

FOR IMMEDIATE RELEASE
JULY 7, 2004

LJ INTERNATIONAL TOPS SALES MARK AT LAS VEGAS JCK SHOW

Jewelry Firm Says Fall Lines Well Received, Books Orders 10-15% above 2003 Total

HONG KONG and LOS ANGELES, CA — July 7, 2004 — LJ International, Inc. (LJI) (Nasdaq: JADE), one of the fastest-growing fine jewelry companies in the world, today said it exceeded its prior year’s sales performance at last month’s JCK Show in Las Vegas. It said it expects orders booked at the 2004 show to total between $16.5 million and $17.25 million, or from 10% to 15% above the $15 million booked in 2003.

The JCK Show-Las Vegas, which ran June 4-8 this year, is one of the major exhibitions in the global jewelry business, bringing together thousands of jewelry designers, manufacturers and buyers. LJI featured the new fall lines of its Lorenzo brand of high-end products, including platinum, gold and sterling silver jewelry, set with diamonds, precious stones and semi-precious stones.

Among other results, the Company said the show has led to five full days of appointments with TV shopping channels, chain stores and department stores.

Yu Chuan Yih, LJI’s Chairman and CEO, said the fall line was “very well received, raising lots of interest and sales for fall the winter.” He added, “We consider our performance at the annual JCK show as a good indicator of upcoming sales in the fall and winter season. Based on the interest shown in our product line at the 2004 show, we expect to have very good Thanksgiving and Christmas orders. Our out-performance in bookings over 2003 is also a sign of robust growth to come.”

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Based on its latest guidance, issued June 15, 2004, LJI expects sales this year to range from $68 million to $70 million, a gain of up to 20% over 2003. EPS of $0.22 is projected for 2004, up 16% from 2003. Both revenues and EPS are expected to pick up in 2005, posting gains of 28%-30% and 50%, respectively, over 2004. Most of the acceleration next year will come from LJI’s rapidly expanding China retail operations.

About LJ International

LJ International, Inc. (LJI) is a publicly-owned company, based in Hong Kong and the U.S., engaged in designing, branding, marketing and distributing a full range of fine jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through stores and e-shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets. It trades on the NASDAQ National Market under the symbol JADE.

For more information on LJI, go to its Web site at http://www.ljintl.com .

Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.

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